May 12, 2025 U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20529 Attn: Karen Rossotto	Coller Private Market Secondaries Advisors, LLC 950 Third Avenue New York NY 10022 Tel: +1 212 644 8500 Fax: +1 212 644 9133 info@collercapital.com www.collercapital.com

Re:	Coller Private Credit Secondaries (the “Fund”) File Nos. 811-24003; 333-282188

Dear Ms. Rossotto:

Thank you for your comments regarding the Fund’s amended registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 4, 2025 (the “Registration Statement”).

We write to respond to the comments received from the staff (the “Staff”) of the Division of Investment Management of the Commission by telephone on March 6, 2025, certain of which relate to the responses included in the comment response letter filed on February 4, 2025 (the “Initial Comment Response Letter”). Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses or supplemental explanations of such comments, as requested. These changes are expected to be reflected in Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement, which will be filed via EDGAR on or about May 12, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement and/or the Initial Comment Response Letter.

Comment 1.	With respect to the response to comment 6 of the Initial Comment Response Letter, please address the following follow-up comments supplementally in correspondence:

a.	The response to comment 6 of the Initial Comment Response Letter provides that “the assets of the Predecessor Fund will consist of securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies.” Please supplementally provide more information about these commitments, including information regarding with whom they are being entered into, the terms of such commitments and whether there are any relationships between the Predecessor Fund, its affiliates and any other parties in respect of such commitments.

Response 1.a.	As noted in the Fund’s response to comment 10 in the Initial Comment Response Letter, the Predecessor Fund will use capital commitments from institutional investors that have made cash funding commitments to the Predecessor Fund so that the Predecessor Fund can enter into forward purchase agreements to acquire a diversified pool of Private Credit Investments, which will include both GP-led and LP-led secondary transactions. The Predecessor Fund will enter into these forward purchase agreements with various third parties, including third-party limited partner sellers of limited partnership interests in private funds, on a direct or indirect basis. It is anticipated that the terms of such commitments will generally be consistent with the terms of other investment commitments that the Fund and its SPVs will enter in the ordinary course of its business. The Fund confirms that none of the Private Credit Investments acquired by the Predecessor Fund will be purchased from the balance sheet or proprietary account of the Adviser or from an affiliated person of the Adviser or the Predecessor Fund.

b.	The response to comment 6 of the Initial Comment Response Letter also provides that “the Predecessor Fund will transfer substantially all of its assets and liabilities to the Fund in exchange for Shares of the Fund having a net asset value equal to the value of the assets of the Predecessor Fund delivered to the Fund less the value of the liabilities of the Predecessor Fund assumed by the Fund.” Please supplementally provide additional information regarding who will be the initial holders of the Predecessor Fund shares, and will the Predecessor Fund be liquidated, or will it continue to exist, after the Proposed Reorganization?

Response 1.b.	The Predecessor Fund expects to secure capital commitments from multiple third-party institutional investors and other qualified purchasers as well as employees of the Adviser and its affiliates, who will become limited partners of the Predecessor Fund. As noted in the Fund’s response to comment 10 in the Initial Comment Response Letter, after the completion of the Proposed Reorganization, all of the assets and liabilities of the Predecessor Fund will have been transferred to the Fund and the Predecessor Fund will begin dissolution.

Comment 2.	With respect to the response to comment 9 of the Initial Comment Response Letter, please address the following follow-up comments supplementally in correspondence:

a.	The response to comment 9.b of the Initial Comment Response Letter provides that “the ‘special purpose fund structures’ described in the Registration Statement will be Subsidiaries that will be wholly-owned by the Fund.” Please supplementally provide additional information regarding the business purpose or other reasons for the Fund to use these special purpose fund structures.

Response 2.a.	The Fund notes that these special purpose fund structures are expected to be utilized by the Fund to organize holding its investments or to help facilitate certain collateralized financing and credit facility arrangements for the Fund, and these types of structures are common for funds investing through Secondary Transactions.

Response 2.b.

b.	The response to comment 9.c of the Initial Comment Response Letter provides that “the process by which the Fund will acquire Private Credit Investments through Secondary Transactions using special purpose fund structures … generally will mirror the process by which the Fund will directly invest through Secondary Transactions.” Please supplementally confirm that such an SPV entity will be the entity that enters into the agreement(s) with the third party issuer of the relevant asset. Please also confirm supplementally whether there will be any differences in how such assets are acquired through such SPVs, as compared to if the assets were acquired directly by the Fund.

Response 2.c.	The Fund hereby confirms that the SPV itself will be the entity that enters into the agreement(s) with the third-party issuer of the relevant asset. Additionally, the Fund confirms that, as a general matter, the process by which assets will be acquired through the SPVs will be substantially similar to the process by which assets will be acquired directly by the Fund.

Comment 3.	With respect to the response to comment 10 of the Initial Comment Response Letter, please address the following follow-up comments supplementally in correspondence:

a.	Please confirm supplementally that none of the investors in the Predecessor Fund will be affiliates of the Fund.

Response 3.a.	The Fund confirms that the majority of the investors in the Predecessor Fund will not be affiliates of the Fund. The Fund currently expects that employees of the Adviser and its affiliates will invest approximately $20 million in the Predecessor Fund, which will be less than 10% of the Predecessor Fund’s NAV at the time of the Proposed Reorganization.

b.	Please confirm that none of the investors in the Predecessor Fund have, or will have, acquired their interests in the Predecessor Fund through an in-kind contribution of assets to the Predecessor Fund.

Response 3.b.	The Fund hereby confirms that none of the investors in the Predecessor Fund have, or will have, acquired their interests in the Predecessor Fund through an in-kind contribution of assets to the Predecessor Fund.

c.	The response to comment 10.a of the Initial Comment Response Letter states that “the Fund confirms that it does not expect there to be any dilution for other shareholders who purchase Shares in the initial offering of the Fund.” Has the Fund made, or does the Fund intend to make, any offers to sell Shares prior to its commencement of operations?

Response 3.c.	The Fund has neither made, nor intends to make, any offers to sell Shares before it commences operations, except for the $100,000 of regulatory capital currently invested in the Fund by the Adviser, as required by Section 14 of the 1940 Act. The Fund respectfully submits that the Proposed Reorganization is not expected to result in any dilution for other shareholders who purchase Shares in the initial offering of the Fund.

d.	The response to comment 10.a of the Initial Comment Response Letter states that “the Proposed Reorganization will enable the Predecessor Fund to enter into binding agreements to acquire Private Credit Investments, by securing commitments from the holders of Predecessor Fund Interests in an aggregate amount sufficient to fund such purchases of Private Credit Investments.” Please clarify this response, as it is unclear how the Proposed Reorganization “will enable” the Predecessor Fund to enter into binding agreements to acquire Private Credit Assets.

Response 3.d.	Since acquiring Private Credit Investments requires an execution process that takes approximately two to three months to complete, without the commitments by holders of Predecessor Fund Interests and without the Predecessor Fund making forward commitments to acquire such Private Credit Investments, the Fund would not have the ability to enter into binding agreements to acquire Private Credit Investments prior to or promptly after the Fund’s Commencement of Operations. As noted in the response to comment 10 of the Initial Comment Response Letter, although the Fund expects to accept offers to purchase Shares in the initial offering of the Fund, the aggregate amount of such offers will be unknown until shortly before the Fund’s Commencement of Operations. Accordingly, the Fund itself would not be able to make such binding commitments to acquire Private Credit Investments that could be fully funded with subscription proceeds following the Commencement of Operations.

Comment 4.	The response to comment 31 of the Initial Comment Response Letter describes certain exigent circumstances pursuant to which the Board may deem it in the best interests of the Fund to effect a mandatory repurchase of Shares, including circumstances where “due to the death of a shareholder, Shares have been transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements.” Please add disclosure to the Registration Statement addressing this point or supplementally confirm the Fund’s existing disclosure is adequate.

Response 4.	The disclosure will be revised in the Amendment.

Comment 5.	On the cover page of the Registration Statement, there is a paragraph that begins with the following text: “In pursuing its investment objective, the Fund intends to invest primarily in an actively managed portfolio of credit assets…” Please consider breaking up the information in this paragraph for readability.

Response 5.	The disclosure will be revised in the Amendment.

Comment 6.	Also on the cover page of the Registration Statement, there is a new reference to “sponsors” in the following text: “the Fund’s investments will primarily be acquired through privately negotiated transactions from sponsors of or investors in existing Private Credit Investments,…” Please supplementally explain how the Fund will acquire investments from such sponsors and will these be Secondary Transactions? Please also consider clarifying the relevant disclosure to address this point.

Response 6.	In private markets, there are two types of Secondary Transactions: Limited Partner-Led (“LP-Led”) and General Partner-Led (“GP-Led”) Secondary Transactions. Both types of transactions take place in the secondary market, where private credit investments are bought and sold after the initial investment, allowing investors to exit or enter existing funds. LP-Led Secondary Transactions occur when a limited partner (“LP”) initiates the sale of their stake in the fund. LPs typically sell for reasons such as liquidity needs or portfolio rebalancing. An LP-Led Secondary Transaction involves transferring the LP's interest to a secondary buyer, such as the Fund. GP-Led secondary transactions, on the other hand, are initiated by the General Partner or “sponsor,” who may restructure one or more existing private funds by introducing a secondary buyer that indirectly, through a new “continuation vehicle,” acquires interests in the underlying portfolio from existing investors seeking liquidity. The disclosure will be revised in the Amendment to clarify this point.

Comment 7.	In the “Purchasing Shares” section of the Prospectus, the disclosure states that “Shares will generally be offered for purchase as of the first Business Day of each calendar month (the ‘Offering Date’) at the NAV per Share on that date except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.” Given that the Fund intends to calculate its NAV on a monthly basis, please confirm supplementally that any determination to offer shares more frequently than on a monthly basis would be in compliance with Section 23(b) of the 1940 Act, which generally requires that the public offering price of common shares sold by a closed-end investment company equal or exceed the net asset value of such company’s common shares (calculated within 48 hours of the pricing of such offering).

Response 7.	The Fund hereby confirms that the Fund currently intends to offer Shares on a monthly basis. The Fund also confirms that any determination to offer shares more frequently than on a monthly basis would comply with Section 23(b) of the 1940 Act.

Please contact me at (212) 822-4316 or radin.ahmadian@colllercapital.com or Nathan Somogie at (212) 455-2841 or nathan.somogie@stblaw.com with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Radin Ahmadian

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